UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 11, 2021, Global Internet of People, Inc. (the “Company”) closed its initial public offering (“IPO”) of 6,720,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-233745), originally filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2019 (as amended, the “Original F1”) and an additional registration statement on Form F-1MEF (File No. 333-252879) filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, that became effective automatically on February 9, 2021 (the “MEF1,” collectively, with the Original F1, the “Registration Statement”). The Original F1 was declared effective by the SEC on February 5, 2021. The Ordinary Shares were priced at $4.00 per share, before underwriting discounts and offering expenses, resulting in gross proceeds of $26,880,000. The offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “SDH” on February 9, 2021.

In connection with the IPO, the Company issued a press release on February 9, 2021 announcing the pricing of the IPO and a press release on February 11, 2021 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

In connection with the effectiveness of the Registration Statement and the closing of the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Registration Statement:

●	Underwriting Agreement, dated February 9, 2021 (the “Underwriting Agreement”), between the Company and ViewTrade Securities, Inc., as representative of the several underwriters named on Schedule A to the Underwriting Agreement (“ViewTrade”); and

●	Warrant issued to ViewTrade, dated February 9, 2021, pursuant to which ViewTrade may purchase up to 672,000 Ordinary Shares at an exercise price of $4.60 per share, assuming no exercise of the underwriter’s over-allotment option.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: February 11, 2021	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement
4.1	Underwriter Warrant
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

3